Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: December 4, 2015

SPROTT ANNOUNCES EXCHANGE RATIOS OF EXCHANGE OFFERS FOR CENTRAL GOLDTRUST AND SILVER BULLION TRUST

TORONTO, December 4, 2015 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (“PHYS”) (NYSE:PHYS) (TSX:PHY.U) and Sprott Physical Silver Trust (“PSLV”) (NYSE:PSLV) (TSX:PHS.U) (the “Sprott Physical Trusts”), today announced the NAV to NAV Exchange Ratios in connection with the exchange offers (each a, “Sprott offer”) for Central GoldTrust (“GTU”) (TSX: GTU.UN, GTU.U) (NYSEMKT:GTU) and Silver Bullion Trust (“SBT”) (TSX: SBT.UN, SBT.U), in each case assuming that the applicable Sprott offer expires at 5:00 p.m. (Toronto time) on December 7, 2015.

In connection with the Sprott offer for GTU, the NAV to NAV Exchange Ratio (as defined in such Sprott offer) is 4.4188 PHYS units per GTU unit. In addition, each GTU unitholder would receive the Bonus Consideration (as defined in such Sprott offer) of an additional 0.0114 PHYS units per GTU unit. In total, if the Sprott offer for GTU is successfully completed, GTU unitholders will receive a total of 4.4302 PHYS units per GTU unit.

In connection with the Sprott offer for SBT, the NAV to NAV Exchange Ratio (as defined in such Sprott offer) is 1.4644 PSLV units per SBT unit. In addition, each SBT unitholder would receive the Bonus Consideration (as defined in such Sprott offer) of an additional 0.0047 PSLV units per SBT unit. In total, if the Sprott offer for SBT is successfully completed, SBT unitholders will receive a total of 1.4691 PSLV units per SBT unit.

For the purposes of the NAV to NAV Exchange Ratios, the number of PHYS/PLSV units to be distributed to each GTU/SBT unitholder was determined based on: (A) the net asset value per GTU/SBT unit (as calculated, in accordance with GTU’s and SBT’s respective amended and restated declarations of trust, on the second business day prior to the expiry date of the applicable Sprott offer (the “Expiry Date”); divided by (B) the net asset value per PHYS/PSLV unit (as calculated, in accordance with the PHYS’ and PSLV’s respective trust agreements, on the second business day prior to the Expiry Date), including, in the case of GTU’s and PHYS’ gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date and, in the case of SBT’s and PSLV’s silver bullion, the value thereof based on the London Bullion Market Association fixing price for silver bullion on the second business day prior to the Expiry Date.

For the purposes of the Bonus Consideration, the number of PHYS/PLSV units to be distributed to each GTU/SBT unitholder was determined based on: (A) U.S.$0.10 (in the case of GTU)/U.S.$0.025 (in the case of SBT); divided by (B) the net asset value per PHYS/PSLV unit (as calculated, in accordance with the PHYS’ and PSLV’s respective trust agreements, on the second business day prior to the applicable Expiry Date), including, in the case of GTU’s and PHYS’ gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date and, in the case of SBT’s and PSLV’s silver bullion, the value thereof based on the London Bullion Market Association fixing price for silver bullion on the second business day prior to the Expiry Date.

GTU and SBT unitholders who have questions regarding the Sprott offers, including the NAV to NAV Exchange Ratios, are encouraged to contact Sprott Unitholders’ Service Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on December 7, 2015, unless extended or withdrawn. If a Sprott offer is extended, Sprott will recalculate the applicable NAV to NAV Exchange Ratio and Bonus Consideration amount as of the second business day prior to the later expected expiry date of such Sprott offer and announce the new NAV to NAV Exchange Ratio and Bonus Consideration amount by issuing a press release.

For more information, unitholders can visit www.sprottadvantage.com.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on December 7, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension dated November 2, 2015, the Notice of Variation dated November 4, 2015 and the Notice of Extension and Change dated November 20, 2015, and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU.

This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, the outcome of any litigation surrounding the Sprott offers, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Carissa Felger

Sard Verbinnen & Co

212-687-8080